SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM STARTS UP NEW POLYPROPYLENE PLANT IN PAULÍNIA

São Paulo, Brazil, April 25, 2008 – Braskem (BOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resin industry in Latin America and the third-largest resin producer in the Americas, announces the start up of its polypropylene production plant in the city of Paulínia, São Paulo state.

With the inauguration of this new industrial unit, which has annual production capacity of 350,000 tons, Braskem further strengthens its leadership position in the Latin American polypropylene market, increasing its annual production capacity in this product to 1.1 million tons.

The new plant, in which approximately R$ 700 million were invested, combines global scale and the latest technology and is situated in Brazil’s most important consumer market, making the project particularly competitive.

The project was built through a joint venture between Braskem and Petroquisa, with the companies holding interests of 60% and 40%, respectively. The plant is one of the assets included in the Investment Agreement between Braskem and Petrobras announced to the market on November 30, 2007, which will result in an increase in Braskem’s interest in Petroquímica Paulínia from the current 60% to 100%. Through this agreement, Petrobras will become holder of 25% of Braskem total capital.

The Paulínia plant represents a milestone in the diversification process of feedstock used by Braskem. This plant will be the first industrial unit of the Company to use propylene from refinery gas as feedstock. The propylene will be supplied by two of Petrobras’ refineries, the Paulínia Refinery (“REPLAN”) and the Henrique Lage Refinery (“REVAP”), both located in São Paulo state.

“The project was concluded in record time and with competitive investment costs, portraying the excellent management capacity of our teams in terms of implementing greenfield projects”, said Braskem CEO José Carlos Grubisich. “This growth strategy consolidates our leadership in the Latin American polypropylene market and our position as the third-largest resin producer in the Americas, and also represents an important step forward in our objective of becoming one of the ten largest petrochemical companies in the world”, added Grubisich.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins industry in Latin America, and is the third-largest resins producer in the Americas. The company operates 19 manufacturing plants located throughout Brazil, and has an annual production capacity of more than 11 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Such forward-looking statements are only predictions and are not guarantees of future performance.  Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements

For further information visit our website at www.braskem.com.br/ri or contact the IR team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (+55 11) 3576 9178	Phone: (+55 11) 3576 9744	Phone: (+55 11) 3576 9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.